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SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

SCHEDULE TO-C
(RULE 13e-4)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THQ Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share
with an Exercise Price Equal to or Greater than $27.00 per share
(Title of Class of Securities)

872443403
(CUSIP Number of Class of Securities)

Brian J. Farrell
27001 Agoura Road, Suite 325
Calabasas Hills, California 91301
(818) 871-5000
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

Copy To:
Catherine E. Albright, Esq.
Sidley Austin Brown & Wood LLP
555 West Fifth Street
Los Angeles, California 90013
(213) 896-6019

CALCULATION OF FILING FEE

Transaction Valuation* Not applicable	Amount of Filing Fee* Not applicable
*
No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following relates solely to preliminary communications made before the commencement of an anticipated voluntary employee stock option exchange program by THQ Inc. ("THQ"):

On August 12, 2003, stockholders of THQ voted at its Annual Meeting of Stockholders to approve a proposed voluntary employee stock option exchange program (the "Option Exchange Program"). The Option Exchange Program may be commenced at the discretion of THQ's Board of Directors. The Option Exchange Program is described in THQ's Notice of Annual Meeting of Stockholders and Proxy Statement, dated July 3, 2003 (the "Proxy Statement"), which is filed as Exhibit 99.1.

Neither this information nor the Proxy Statement constitutes an offer to holders of options to purchase THQ common stock to exchange their stock options. At the time the Option Exchange Program is commenced, THQ will provide option holders who are eligible to participate in the Option Exchange Program written materials explaining the precise terms, conditions and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. THQ will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. THQ stockholders and option holders will be able to obtain these written materials and other documents filed by THQ with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's website at http://www.sec.gov.

Item 12. Exhibits
99.1
Definitive Notice of Annual Meeting of Stockholders and Proxy Statement for Annual Meeting of Stockholders (incorporated by reference to Schedule 14A filed with the Securities and Exchange Commission on July 3, 2003).

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Definitive Notice of Annual Meeting of Stockholders and Proxy Statement for Annual Meeting of Stockholders (incorporated by reference to Schedule 14A filed with the Securities and Exchange Commission on July 3, 2003).

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Exhibit Index